UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

True Made Foods, Inc. (formerly known as "True Foods, Inc.")

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 27, 2015

Physical address of Issuer:

5810 Kingstowne Center, Suite 120, #430, Alexandria, VA, 22315, United States

Website of Issuer:

www.truemadefoods.com

Current number of employees

3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,599,070.95	$1,685,393
Cash & Cash Equivalents	$120,368.42	$424,774
Accounts Receivable	$122,930.27	$203,977
Short-term Debt	$932,153.39	$1,386,218
Long-term Debt	$161,939.70	$171.876
Revenues/Sales	$3,191,762	$1,779,993
Cost of Goods Sold*	$1,944,148	$1,462,028
Taxes Paid	$0	$0.00
Net Income	($1,996,437)	($1,126,135)

*Identified as "Cost of Sale" on Company's Statement of Operations.

April 29, 2022

FORM C-AR

True Made Foods, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by True Made Foods, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.truemadefoods.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

True Made Foods, Inc. is a Delaware corporation, incorporated on March 27, 2015 as "True Foods, Inc" and which amended its certificate of incorporation changing its name to "True Made Foods, Inc." on or about October 25, 2016.

The Company is located at Company full address 5810 Kingstowne Center, Suite 120, #430, Alexandria, VA, 22315, United States.

The Company's website is www.truemadefoods.com.

The Company conducts business in all 50 states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/true-made-foods.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company has a limited operating history upon which you can evaluate the Company's performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company may encounter.

The Company is still in an early phase of operation and implementation of its business plan. There can be no assurance that the Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of operation and development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute its business plan, its continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We rely on a certain partnership agreement to use certain intellectual property rights for our business.

The Company relies on certain intellectual property rights to operate its business, including under a certain partnership agreement effective as of January 1, 2020 (the "**Partnership Agreement**") under which the Company was granted the exclusive right and license, in the United States of America and its territories, to use images, names and other intellectual property associated with the Ed Mitchell, including "Ed Mitchell Pitmaster" and "Pitmaster Ed Mitchell" name, brand, and trademarks, and variations of the same, and Ed Mitchell likeness and images provided/or approved by the counterparty to the Partnership Agreement (collectively, the "**Pitmaster IP**") on food product packaging and labels, in advertising and promotional materials and communications for licensed products in all forms of media now existing or hereafter devised and on websites and social media platforms for the periods set forth in this Agreement. Such right and license shall be exclusive to the Company for packaged and carry out foods other than meats and beverages, (including, without limitation, sauces, sides and rubs) (collectively, the "**Products**"), and non-exclusive as to meats and beverages. The term of the Partnership Agreement is three years from the date thereof, and may be renewed by mutual agreement; provided, however, that either party may terminate the Partnership Agreement for any reason or no reason upon not less than sixty (60) days written notice to the other, in which case upon the effective date of termination, the Company shall no longer be obligated to pay any commissions under the Partnership Agreement and the Company shall no longer be permitted to use the Pitmaster IP in any fashion or manner, provided that, if the Company has existing inventory of Products on the date notice is issued, the Company shall be entitled to sell, advertise, and offer for sale such existing inventory for an additional 365 days after the effective date of termination. The parties further agreed that upon termination of the Partnership Agreement for any reason, each party shall both be permitted to use any and all recipes that are jointly developed by the parties during the term of the Partnership Agreement. In exchange for the Company's receipt of the foregoing and other rights, the Company agreed to pay a certain annual fixed fee.

We have no ownership interest in the above-described intellectual property rights licensed under the Partnership Agreement; and we may enter into other agreements relating to intellectual property rights for which we may not own. Specifically, except as otherwise provided in the Partnership Agreement, we have no right, title or interest, including, without limitation, all copyright, trademark, privacy and publicity rights, in and to the intellectual property rights licensed under the Partnership Agreement. To the extent we rely on any such in-bound-licensed intellectual property, we are subject to our and the counterparty's compliance with the terms of such agreements in order to maintain those rights. Presently, we and our business plans are dependent on the intellectual property rights that are licensed to us under the Partnership Agreement with BLF. Although that agreement grants certain rights and licenses to such intellectual property rights, it is limited in certain respects, and it is terminable upon written notice or upon a breach with a ten (10) day cure period (and which reduces the 365 day sell-out right to 60 days for the sale of any existing inventory of product with such intellectual property). Any failure by us to satisfy our obligations under the Partnership Agreement, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such agreements, could cause us to lose some or all of our rights to use certain intellectual property that is material to our business and our products, which would materially harm our development efforts and could cause our business to fail.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although the Company is dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may implement new lines of business or offer new products and services within existing lines of business.

The Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be met, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. Thus, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases and, as a result, the Company's business, financial condition or results of operations may be adversely affected.

Damage to the Company's reputation could negatively impact the Company's business, financial condition, and results of operations.

The Company's reputation and the quality of the Company's brand are critical to its business and success in existing markets and will be critical to its success as the Company enters new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording the Company an opportunity for redress or correction.

Global crises such as COVID-19 may significantly affect our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings occurring throughout 2021, and potentially into the future due to COVID-19, the Company's revenues have been, and may continue to be, adversely affected. The Company's target market includes restaurants, and the shelter-in-place orders across a number of States has had and may continue to have an impact on our business model and sales channels.

We have never generated any significant revenues, have a history of losses, and cannot assure you that we will ever become or remain profitable.

We have not yet generated any significant revenue from operations and, accordingly, we have incurred net losses since inception. To date, we have dedicated most of our financial resources to general and administrative expenses, and sales and marketing activities. We have funded all of our activities through sales of our securities, promissory notes and sales. We anticipate net losses and negative cash flow to continue for the foreseeable future until such time as revenue is generated in sufficient amounts to offset operating costs. Due to limited financial resources, we have limited our sales and marketing efforts during the past year. Furthermore, we have a significant working capital deficit as of the date hereof. Consequently, we will need to generate significant additional cash from financing activities to fund our operations. This has put a proportionate corresponding demand on capital. Our ability to achieve profitability is dependent upon our sales and marketing efforts, and our ability to manufacture and sell our products. There can be no assurance that we will ever generate revenues or that any revenues that may be generated will be sufficient for us to become profitable or thereafter maintain profitability. We may also face unforeseen problems, difficulties, expenses or delays in implementing our business plan.

We have limited commercial experience in marketing or selling any of our products, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop and manufacture our products on a large scale, we have limited experience in operating our business in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to manufacture and deliver our products on a timely basis, in sufficient quantities, or on commercially reason.

Our small size and limited history negatively affect our ability to raise capital.

It is difficult for us to find any capital sources because of our relatively small capitalization, our losses to date, our current working capital position, our lack of sales and other factors. It is possible that we may not be able to raise sufficient funds in the future in order to survive and pursue our business plan.

Attempts to grow our business could have an adverse effect on the Company.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to over 5,000 retail stores and their related websites, which in 2020 and year-to-date, accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores, including Kroger®, Walmart®, Sprouts®, Whole Foods® and others. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space in the food condiment category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

The food condiments category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The food condiments product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors' products that are sometimes sold at lower prices. Price gaps between our products and our competitors' products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Virtually all of the manufacturers, distributors and marketers of food condiments have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the food condiments category include, among others: Heinz, Hunts and Sweet Baby Ray's and store-owned, private label brands, Primal Kitchen, Sir Kensington, G Hughes, Organicville, and New Primal. Brand loyalty to existing products may prevent us from achieving certain sales objectives. Additionally, the long-standing relationships maintained by existing premium food condiment manufacturers may prevent us from obtaining recommendations for our products. In addition, we compete with private label food condiment brands, as well as premium food condiment brands. In addition, there are limited barriers to prevent the entry of such other brands into the supermarket and mass merchant distribution channel, and in the event we fail to meet sales goals determined by them for our products they could cease shelving our products in their stores or replace our products with those of our competitors. The entrance into the supermarket or mass merchant distribution channel of an existing or new premium food condiment brand by any of our competitors could have a material adverse effect on the Company. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

If our products do not gain market acceptance, it is unlikely that we will become profitable.

The market for food condiments is competitive and subject to changing consumer preferences, including sensitivities to product ingredients and nutritional claims. At this time, our products are largely unproven in the commercial arena. Market acceptance may depend on many factors, including factors beyond our control, including but not limited to:

- price
- aroma
- taste
- ingredients
- nutritional claims; and
- word-of-mouth recommendations.

Food condiment safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated food condiments by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting food condiment customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

The food condiment category is price competitive and is characterized by high fixed costs. A reduction in prices for the industry could affect the demand for our products and services.

The food condiment category is highly competitive and characterized by a large number of competitors ranging from small to large companies with substantial resources. Many of our potential competitors have substantially larger customer bases, greater name recognition, greater reputation, and significantly greater financial and marketing resources than we do. In the future, aggressive marketing tactics implemented by our competitors could impact our limited financial resources and adversely affect our ability to compete in these markets. Price competition exists in the food condiment category. There are many food condiment brands that could discount their product prices which could result in lower revenues for the entire industry. A shortfall from expected revenue levels would have a significant impact on our potential to generate revenue and possibly cause our business to fail.

The loss of any of our key merchandise vendors, or of any of our distribution arrangements with certain of our vendors, could negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current supply vendors will be able to accommodate our anticipated growth and expansion of our locations and e-commerce business. As a result of the disruptions resulting from COVID-19, some of our existing vendors have not been able to supply us with products in a timely or cost-effective manner. While these disruptions have so far proven to be temporary, an inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. To date, vendor-related supply challenges have not had a material effect on our business or our sales and profitability.

We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors could have a negative impact on our business, financial condition, and results of operations.

We continually seek to expand our base of vendors and to identify new products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

We rely on co-packers to provide our supply of treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co- packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

As our business increases in size, we will need to locate and contract qualified co-packers with sufficient dedicated space for our gluten-free, "no sugar added" and "less sugar" products, and there is no assurance that we will be able to do so.

If demand for gluten-free, "no sugar added" and "less sugar" products grows, we will need to increase our production through additional co-packers to ensure that we have sufficient supply to meet increasing demand. There is no assurance that we will be able to find available, qualified co-packers or that we will be able to negotiate contracts with them on commercially reasonable terms or at all.

A large portion of our sales involves the sale of gluten-free, "no sugar added" and "less sugar" products.

While gluten-free, "no sugar added" and "less sugar" products are currently popular and sales of gluten-free, "no sugar added" and/or "less sugar" products generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free, "no sugar added" and "less sugar" products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional protein and more fiber, or may no longer require the health benefits provided by gluten-free, "no sugar added" and "less sugar" products. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to provide gluten-free, "no sugar added" and "less sugar" products in the food condiment category. We have limited experience in the gluten-free, "no sugar added" and "less sugar" business and with any of such product lines.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on one such provider for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We may choose to expand our global footprint by entering into new markets. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels, and government orders restricting freedom of movement. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products to meet the requirements of our customers. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs.

If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations. Additionally, adverse weather conditions, natural disasters or other natural conditions affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations.

Shifting Consumer Tastes.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict. The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, Whole30, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company

As a food production company, all of our products must be compliant with regulations by the U.S. Food and Drug Administration ("FDA"), as well as the United States Department of Agriculture ("USDA"), and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free, "no sugar added" and "less sugar". Any non-compliance with the FDA, or USDA, or the loss of any such certification could harm our business.

We must comply with various FDA and USDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and USDA and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the applicable regulations and any such non-compliance could harm our business.

In addition, we rely on independent certification of our non-GMO, gluten-free, "no sugar added" and "less sugar" claims, and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of non-GMO products as such. The FDA has defined the term "gluten-free," and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state-by-state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products.

In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

Our independent accounting firm's review report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a "going concern."

Our independent accounting firm's review report provides, "As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs." Such Note 8 provides, "The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses." Management's plans to address this need for capital through this offering, and the Company's plans to raise capital and to perform its business plan may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
True Made Foods, a food and beverage company providing healthy alternatives to traditional center-store grocery fare. True Made Foods uses pureed vegetables and fruits to replace added sugar and corn syrup in American-staples like Ketchup, BBQ Sauce and Sriracha.

The Company's Products and/or Services

Product / Service	Description	Current Market
Low Sugar Vegetable Ketchup	A ketchup with half the total sugars of a standard ketchup and only 1g of added sugar. Naturally sweetened with a combination of carrots, butternut squash and spinach.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard ketchup.
No Added Sugar Vegetable Ketchup	A ketchup with no added sugar and no artificial or refined sweeteners. Naturally sweetened with a combination of whole apple, carrots, butternut squash and spinach.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard ketchup.
Pitmaster BBQ Sauces (Low Sugar and No Sugar)	A line of authentic, regional-style BBQ Sauces from the legendary Pitmaster Ed Mitchell. Each product is naturally sweetened with American-grown vegetables. No artificial or other refined sweeteners.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard BBQ Sauce.
Veracha (Vegetable Sriracha)	A no added sugar Sriracha, made only from vegetables	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard Sriracha.
Mustard with Hidden Veggies	All Natural, classic mustard flavors (Yellow, Bavarian and Honey Mustards) with up to 20% fruit and vegetables hidden in every recipe and no refined sugars.	Retail and Food Service markets targeting suburban and ex-urban families wanting a healthier alternative to standard mustard.
Cayenne Hot Sauce	The Cayenne Hot Sauce is a farm to bottle, 100% Natural Hot Sauce product and the only mainstream hot sauce with an African-American (Ed Mitchell) as an equity-owner on the label. The Cayenne Hot Sauce represents an important part of Ed Mitchell's culinary heritage from Eastern Carolina, where African slaves infused the spices and peppers from Africa into the cooking and culinary traditions of the region.	Retail and Food Service markets targeting suburban and ex-urban families wanting a better alternative to the standard hot sauce offerings in grocery.

Competition
There are the large, conventional competitors like Heinz, Hunts and Sweet Baby Ray's and store-owned, private label brands from which smaller, better-for-you brands have been stealing market share for years now. We believe that our products are the only products in each of our categories that can out compete with both conventional and natural, healthy brands on taste and authenticity, as well as our ingredients and nutrition label. Our products are designed to be healthier than "healthy" brands while tasting as good or better than conventional brands. We are the only better-for-you brand that can seriously threaten conventional market share. Other healthy brands we compete against are Primal Kitchen, Sir Kensington, G Hughes, Organicville, and New Primal.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our products are available in over 5,000 stores nationwide, including Whole Foods, Sprouts, Kroger and Walmart. Most of our sales go through mainline national distributors like UNFI, KeHE and DPI. We also sell our products via Amazon (3P) and direct to consumer through Shopify. Our target customer base are families with college educated parents, typically 30-45 years old, and one or more children between the ages of three and ten.

Supply Chain

We obtain our materials from multiple sources, none of which we are solely dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company owns the trademark on the name "True Made Foods" and the term "Veracha".

Trademarks and Service Marks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5017334*	Ketchup; Sauces; Sauces for barbecued meat; Ready-made sauces; Sriracha hot chili sauce	VERACHA	December 28, 2015	August 9, 2016	USA
5164273*,**	Retail, online retail, wholesale and online wholesale store services featuring ketchup, sauces, sauces for barbecued meat, ready-made sauces, sriracha hot chili sauce but not in relation to restaurant services.	TRUE MADE FOODS	April 11, 2016	March 21, 2017	USA
5036311*	Barbeque sauce; Ketchup; Sauces; Sauces for barbecued meat; Ready-made sauces; Sriracha hot chili sauce	TRUE MADE FOODS	February 1, 2016	September 6, 2016	USA

* Registrant is "True Foods, Inc.," which is the name under which we initially incorporated.
** Service Mark

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation and is not aware of any threatened litigation at this time.

DIRECTORS, OFFICERS, KEY PERSONS AND MANAGERS

The directors, officers, key persons and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Abraham Kamarck	CEO & Director	True Made Foods – CEO with primary responsibility to oversee the operations and business of the Company since March 2015.	MBA, London Business School (2007)

			US Navy Flight School (2001) BA, Vanderbilt University (1999)
Sherri Merrill	Chief Operating Officer	True Made Foods – Since joining as COO in January 2021, Ms. Merrill has primary responsibility to manage the operations of the Company. From June 2018 to January 2021, she was the procurement manager at Bob's Red Mill.	BA, University of Oregon (2004)
Brian Durst	Board Member	Tribe 9 Foods – Chairman, CEO, with primary responsibility to oversee the operations and business of the Company since July 2018.	MBA, Harvard Business School (2007) BBA, University of Wisconsin-Madison (2000)
Steven Finn	Board Member	Entrepreneur, Investor Siddhi Capital – Co-Founder, General Partner: January 2020 – Present; Marstar Investments – Investor: September 2018 – Present; Rotor Acquisition Corp. – Advisor: January 2021 – Present; True Made Foods – Board Member: August 2019 – Present; Simply Good Jars – August 2020 – Present; BlueNalu – Board Observer: December 2020 – Present; Matrix Meats – Board Observer: November 2020 – Present; Marqii – Board Member: August 2020 – Present; Incus5 – Board Member: May 2019 – Present; OrderSnapp – Board Observer: February 2019 – Present; Silver Lining Finance – BETA – Co-Founder, Advisor: October 2020 – Present; Zuul – Advisor: December 2019 – Present; Mid-Atlantic Diamond Ventures – Advisory Board Member: October 2018 – Present; Alumni Ventures Group – Investor Advisory Committee: April 2020 – Present; Chestnut Street Ventures – Investment Committee Member: October 2018 – Present; HUNGRY Marketplace – Advisor: August 2018 – Present; LocalStove – Co-Founder, Co-CEO, CTO: May 2016 – August 2018	MBA, University of Pennsylvania (2016) MCIT, University of Pennsylvania (2016) BS, University of Pennsylvania (2008)
Ryan Mitchell	Co-Founder & Pitmaster	True Made Foods Co-Founder & Pitmaster and Manager of Pitmaster Enterprises LLC. Aided in new flavor development for barbecue sauces and rubs, while also promoting the True Made Foods brand through his food service business, media and events. Through Pitmaster Enterprises LLC and their partnership with the LN	East Carolina University (2000)

		Restaurant Group, Ryan is planning a 6,000 square foot barbecue restaurant in Raleigh, NC, called "the Preserve by Ed Mitchell" that is slated to open in 2022. He is also writing a cookbook which will be published in 2022 and be turned into a Netflix documentary in 2023. The restaurant, book and documentary will all feature True Made Foods products.	
Vanessa Jaikaran	Director of Field Marketing	With True Made Foods since 2015, Vanessa's primary responsibility is planning and managing True Made Foods' various field marketing events and 1099 staff, from in-store sampling demos to tradeshows and consumer facing shows. Since 2020, Vanessa has also managed all social media platforms for True Made Foods and all brand ambassador / influencer interactions and strategy.	Institute of Culinary Education (2015)
Sheila Parekh Blum	Director		

Biographical Information

Abraham Kamarck:
Abe was born in Washington DC and grew up in Virginia, Brooklyn and Maryland before attending Vanderbilt on an NROTC scholarship. After graduation, he served eight years as a Navy Helicopter pilot, deploying on counter-narcotics missions and for OIF. Abe spent his last tour in England where Abe earned his MBA from the London Business School and was introduced to entrepreneurship. Before founding True Made Foods he worked globally, operating businesses in Bulgaria, Qatar, China and Ghana. True Made Foods turns junk foods into superfoods. They make a healthy ketchup, BBQ sauce and sriracha that are naturally sweetened with real vegetables, turning these once empty-calorie American staples into nutrient dense, delicious superfoods. True Made Foods is one of the fastest growing new food brands in the US and sales are growing at 2x a year. In 2019, True Made Foods was one of the few startup food brands selected for the MARS Seeds of Change Accelerator.

Sherri Merrill:
Sherri Merrill is an experienced and relatable operations and supply chain professional. She is dedicated to maximizing efficiency and cost-effectiveness in all areas. She has exceptional soft skills with a mission to demystify the supply chain. Over the last 10 years Sherri intentionally focused her efforts in the natural and wellness space. She's held positions in the CPG space at Bob's Red Mill and Earth Mama Organics. Sherri is currently the Director of Operations for True Made Foods, an emerging brand that is fighting the war on sugar in our food supply chain. Sherri studied Non-Profit Management at the University of Oregon and holds certifications from ASCM in both Supply Chain Management (CSCP) as well as Planning and Inventory Management (CPIM). Sherri is currently serving on the Board of ASCM as Executive Vice President.

Steven Finn:
Steven is cofounder & GP at Siddhi Capital, an investment firm focused on the emerging food and beverage industry. Prior to full time investing, Steven most recently founded and exited a food technology startup in the corporate catering space to a large venture-backed player in 2018. He has earned Penn/Wharton degrees in Operations (Wharton/Undergrad), Computer Science (Penn Engineering/Masters) and Entrepreneurial Management (Wharton/MBA), spent several years as a full stack software engineer at Bloomberg LP, and founded two startups. Steven has led efforts into over 50 food and beverage investments and is focused on all stages of sourcing, evaluating, taste testing, and working with portfolio companies to help create value with his understanding of technology, fundraising and strategy.

Brian Durst:
Brian Durst is the Chairman & Chief Executive Officer of Tribe 9 Foods. Tribe 9 is a manufacturer of fresh traditional, gluten-free and grain-free pasta; organic and natural nut butters; bars; and cookies. The company markets its own products under the Taste Republic, RP's Pasta, and Yumbutter brands, as well as making food for other brands,

retailers, and foodservice applications. Mr. Durst held previous roles in private equity, venture capital, corporate development, and public market investing working for Blue Clay Capital, Quad/Graphics, Stark Investments, Wind Point Partners, and Goldman Sachs. Mr. Durst received his MBA from Harvard Business School and BBA from the University of Wisconsin-Madison with majors in Finance, Accounting, and Real Estate

Ryan Mitchell:

Ryan Mitchell, Ed Mitchell's only son, serves as the business and marketing brain behind his father's brand, "Ed Mitchell Pitmaster" and "Pitmaster Ed Mitchell," for which we have certain rights under the Partnership Agreement. As you might expect, from a very young age, Ryan began working in the Mitchell family restaurant. Long before the Pitmaster fame Ryan could be found by the side of his grandparents, Willie and Doretha Mitchell, day in and day out helping out in the small corner store off 301 HWY in Wilson. Although BBQ was the only way of life he knew, Ryan pictured a different path for this career: "Growing up, I rebelled against all of it because it was such hard work, it was a chore. Even though we owned the business, the social and racial elements in my city were so hard for me to understand at that age. But the working was what my family used to keep me out of trouble. How I legally earned my sneaker and lunch money. Looking back it taught me so much responsibility and probably saved my life". After high school, Ryan charted his own course and attended East Carolina University to pursue his dreams of playing college football and earning a degree in Economics. He spent eight years working in commercial, and investment banking for some of the nation's largest firms before he re-evaluated his professional life. After going through a major market crash and brutal lay-offs, Ryan felt it was time to leave his 50 hour a week desk job and return to his roots and pursue his passion. As the keeper of the family legacy, Ryan is quick to roll up his sleeves and cook with his Dad but spends the majority of his time managing the business-side of the Ed Mitchell brand. The dynamic duo that makes up this father and son team are always at the heart of everything he and his dad do. Ryan credits his father, grandfather, and two uncles Aubrey and Stevie Mitchell for giving him the skills to lead the next generation of BBQ enthusiasts.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

By agreement dated March 27, 2015, the Company and Mr. Kamarck, our Chief Executive Officer and a Director, entered into a written Indemnification Agreement under which the Company agreed, subject to certain procedures and presumptions for determination of entitlement to indemnification, to indemnify and hold him harmless against certain claims and certain expenses to the fullest extent permitted by law, including obligations for contribution, indemnification for certain expenses of a witness, and advancement of certain expenses.

By agreement dated March 27, 2015, the Company and Kevin Powell, our former President and a former Director, entered into a written Indemnification Agreement under which the Company agreed, subject to certain procedures and presumptions for determination of entitlement to indemnification, to indemnify and hold him harmless against certain claims and certain expenses to the fullest extent permitted by law, including obligations for contribution, indemnification for certain expenses of a witness, and advancement of certain expenses.

Employees

The Company currently employs three employees.

CAPITALIZATION AND OWNERSHIP

The total number of shares of all classes of stock which the Company shall have authority to issue is (i) 121,100,000 shares of Common Stock, $0.0001 par value per share ("Common Stock"), and (ii) 93,594,155 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock") of which 71,089,693 of the shares of the authorized Preferred Stock of the Company are designated "Series A Preferred Stock", 16,467,489 of the shares of the authorized Preferred Stock are designated "Series A-2 Preferred Stock", and 6,036,973 of the shares of the authorized Preferred Stock are designated "Series A-3 Preferred Stock".

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,712,500
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to that certain Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to that certain Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company (the "Common Directors").
Anti-Dilution Rights	None
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.4917%

Type of security	Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock
Amount outstanding	Series A Preferred Stock: 63,883,123 Series A-2 Preferred Stock: 21,859,401 Series A-3 Preferred Stock: 6,036,973
Voting Rights	On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast

	the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of that certain Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.
Anti-Dilution Rights	In the event the Company shall at any time after the original issue date for Series A-2 Preferred Stock issue certain shares of Common Stock (including certain additional shares of Common Stock deemed to be issued under that certain Amended and Restated Certificate of Incorporation), without consideration or for a consideration per share less than that certain conversion price in effect immediately prior to such issuance or deemed issuance, then that certain conversion price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with a certain formula.
Director Election Rights:	The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company (the "Series A Director").
Protective Provisions:	At any time when at least 39,665,045 shares of Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or that certain Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, which Requisite Holders must include certain investors, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (1) liquidate, dissolve or wind-up the business and affairs of the Company, make any voluntary petition for bankruptcy or assignment for the benefit of creditors, effect any merger or consolidation or any other certain transaction (a "Deemed Liquidation Event"), or consent to any of the foregoing; (2) amend, alter or repeal any provision of that certain Second Amended and Restated Certificate of Incorporation or the Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock, or approve the waiver of any powers, preferences or rights of the Preferred Stock; (3) increase or decrease the authorized number of shares of Preferred Stock or Common Stock; (4) (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; (5) create or authorize the creation of, or issue or obligate itself to issue

	shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; (6) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases approved by the Board of Directors of the Company, including the approval of the Series A Director; (7) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness; for borrowed money, including but not limited to obligations and contingent obligations underguarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money in an aggregate principal amount of more than $500,000 unless such debt security has received the prior approval of the Board of Directors of the Company, including the approval of the Series A Director; (8) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (9) change the principal place of the Company's business, enter into a new line of business, or exit the current line of business; (10) amend any of the Company's equity incentive plans or adopt a new equity incentive plan, unless approved by the Board of Directors of the Company, including the approval of the Series A Director; (11) increase or decrease the authorized number of directors constituting the Board of Directors of the Company; or (12) enter into an agreement granting exclusive rights to manufacture, produce, assemble, license, market, or sell the Company's products or intellectual property to any other person or affect the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products or intellectual property, unless approved by the Board of Directors of the Company, including the approval of the Series A Director.
Rights Upon Liquidation,	In the event of any voluntary or involuntary liquidation, dissolution or

Dissolution or Winding Up	winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a certain deemed liquidation event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such certain deemed liquidation event or out of certain available proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to that certain Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, winding up or certain deemed liquidation event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Preferred Stock, which may dilute the value of the Securities. However, this would require the consent of a majority of the holders of the Preferred Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Series A Preferred Stock: 55.648% Series A-2 Preferred Stock: 19.0415% Series A-3 Preferred Stock: 5.2588%

Type of security	Common Stock Warrants
Amount outstanding	9,561,501
Voting Rights	1 vote per share upon exercise
Exercise Price	$0.10753 per share
Expiration Date	February 15, 2030
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional warrants, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.3289%

Type of security	2015 Equity Incentive Plan
Amount outstanding	9,769,177
Voting Rights	1 vote per share
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Company's Board of Directors and the shareholders may approve an increase in the number of shares of the Company's common stock to be included in the Equity Incentive Plan and reserved for issuance thereunder, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.231%

The Company has the following debt outstanding:

Type of debt	American Express Small Business Loan
Amount outstanding	$10,802.00
Interest Rate	8.99%
Description of Collateral	Business Bank Account
Other Material Terms	Total Loan Amount of $50,000.00
Maturity Date	February 22, 2022

Type of debt	SBA Economic Injury Disaster Loan
Amount outstanding	$150,000.00
Interest Rate	3.75%
Description of Collateral	All tangible and intangible property of the Company.
Other Material Terms	No payments are due until June 18, 2021, at which point monthly payments shall be made until the Maturity Date. Payments shall be allocated to principal and interest at the discretion of the lender unless otherwise required by law. Funds may only be used for purposes specified under the SBA Economic Injury Disaster Loans program.
Maturity Date	June 18, 2050

Type of debt	Line of Credit
Amount outstanding	$611,914.35
Fee Rate	3%
Description of Collateral	N/A
Other Material Terms	This is a closed line of credit extended by Promotions in Motion for inventory production and shipping purposes. A 3% fee is applicable, but the fee does not compound and the line of credit has no expiration or hard payment date.
Maturity Date	None.

Ownership

No one individual or entity beneficially owns more than 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

True Made Foods, Inc., formerly known as "True Foods, Inc." (the "**Company**") was incorporated on March 27, 2015 under the laws of the State of Delaware, and is headquartered in Alexandria, Virginia. The Company is a food and beverage company providing healthy alternatives to traditional center-store grocery fare. True Made Foods uses pureed vegetables and fruits to replace added sugar and corn syrup in American staples like Ketchup, BBQ Sauce and Sriracha. By removing the added sugars and naturally sweetening food instead, True Made Foods turns once empty-calorie junk foods into nutrient dense, paleo super foods.

In December 2015, the Company determined it to be in the best interest of the Company that each outstanding share of the Company's Common Stock be subdivided into five (5) shares, and that the number of authorized shares of the Company's Common Stock be increased to a certain amount in order to accommodate such division and, as a result thereof, the Company effected a 5-for-1 split of the Company's outstanding Common Stock. The Certificate of Amendment to the Certificate of Incorporation effecting such stock split was field on January 5, 2016.

Liquidity and Capital Resources

The Company expects to close its offering pursuant to Regulation CF on or about April 30, 2022.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed in the "Use of Proceeds" section above, the Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A-3 Preferred Stock	$513,263.90*	6,036,973	n/a	3/5/2021	Reg D., 506(b)
Series A-2 Preferred Stock	$1,809,734.95	21,859,401	New Product Development and Launch, Hiring Sales Team and New Broker, Launching Kroger and Whole Foods	3/5/2021- 4/1/2022	Reg D., 506(b)
Warrants	n/a	1,729,678	n/a	11/23/2020	Section 4(a)(2)
Convertible Promissory Notes	$500,000.00	9	Product development and new sales support	8/15/2020 – 9/11/2020	Reg D., 506(b)
Warrants	n/a	7,656,823	n/a	2/15/2020	Section 4(a)(2)
Series A Preferred Stock	$5,910,730.88**	63,418,137	New Product Development and Launch, Hiring Sales Team and New Broker, Launching Kroger and Whole Foods	8/6/2019 – 11/6/2019	Reg D., 506(b)
Warrants***	n/a	17,630,036	n/a	8/6/2019 – 11/6/2019	Reg D., 506(b)
Convertible Promissory Notes	$3,745,000	81	Product development and new sales support	2/22/2018 – 1/2/2019	Section 4(a)(2)

*Paid by converting outstanding principal and interest under certain convertible promissory notes.

**$2,274,999.61 of which was paid by converting outstanding principal and interest under certain convertible promissory notes.

***Exercise date has expired and are no longer exercisable.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Abraham Kamarck
(Signature)

Abraham Kamarck
(Name)

Chief Executive Officer
(Title)

April 28, 2022
(Date)

I, Abraham Kamarc, the Chief Executive Officer of True Made Foods, Inc., certify that the financial statements of True Made Foods, Inc. included in this Form are true and complete in all material respects.

/s/ Abraham Kamarck
(Signature)

Abraham Kamarck
(Name)

Chief Executive Officer
(Title)

April 28, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Durst *Brian Durst*
(Signature)

Brian Durst
(Name)

Director
(Title)

April 28, 2022
(Date)

/s/ Steven Finn   *Steven Finn*
_____
(Signature)

Steven Finn
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

/s/ Abraham Kamarck
_____
(Signature)

Abraham Kamarck
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

/s/ Sheila Parekh Blum *Sheila S Parekh-Blum*
_____
(Signature)

Sheila Parekh Blum
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

EXHIBIT A
Financial Statements

True Made Foods
Profit and Loss
January - December 2021

	Total	% Sub Cat	% Cat
Income (Total Sales)	3,191,762		
4000 Sales	3,131,038		
4005 Online Sales	62,124		
4090 Refunds & Returns	-1,399		
Trade Spend			
4101 Sales Discount - Off Invoice Promos	-223,556	24%	
4105 Promotional Allowance	-157,031	17%	
4106 Scans	-231,040	25%	
4107 Shortage	-8,547	1%	
4108 Spoils Allowance	-22,095	2%	
4109 Early Payment Discount	-48,989	5%	
4110 Other Sales Allowance	-654	0%	
4111 Customer Programs	-17,609	2%	
4112 Admin/ Processing Fees	-21,515	2%	
4113 Discontinued products	-1,901	0%	
4114 Slotting & Freefill	-186,728	20%	
4200 Transactions In Dispute	-18,610	2%	
4201 Unallocated MCB	-3,317	0%	
Total Trade Spend	-941,592	100%	
Total Income	2,250,171		
Total Income as a % of Income	70%		
Tradespend as a % of Income	30%		
Tradespend w/out Slotting & Freefill as a % of Income	24%		
Cost of Goods Sold			
5000 Cost of Goods Sold - Product	1,904,488		
5025 Damaged Goods & Obsolete Inventory*	11,132		
5026 Inventory Adjustment*	28,528		
Total Cost of Goods Sold	1,944,148		
Gross Profit	306,022		
Gross Margin	14%		
Gross Margin w/o Inventory Adjustments & Damaged Goods	15%		
Expenses			
Administrative Expenses			
4712 Printing Services	4,049	3%	
6025 Software Expense	44,351	37%	
6040 Bank Service Charges	1,106	1%	
6096 Certifications	14,321	12%	
6140 Business License & Fees	7,562	6%	
6155 Dues & Subscriptions	31,330	26%	
6160 Education & Training	0	0%	
6170 Charitable Contributions	0	0%	

6240 Postage & Delivery	593	0%	
6315 Research & Development	18,311	15%	
6365 Insurance	10,642	9%	
6520 Office Expense	750	1%	
6610 Rent	9,666	8%	
6900 Bad Debt	-23,123	-19%	
7200 Miscellaneous Expense	0	0%	
Total Administrative Expenses	**119,558**	**100%**	**5%**
Compensation and Professional Fees			
Payroll			
6680 Salaries & Wages	246,519	83%	
6681 Employee Benefits	8,719	3%	
6682 Contract Labor	18,377	6%	
6720 Tax Expense	21,442	7%	
6722 Worker's Comp Insurance	879	0%	
6740 Payroll Fees	1,081	0%	
'Total Payroll	297,017	100%	13%
Professional Fees			
6325 Legal Expense	84,737	19%	
6352 Operations Consultant (1009)	2,741	1%	
6353 Finance & Accounting	49,450	11%	
6354 Other Professional services	22,700	5%	
Total Professional Fees	159,627	35%	7%
Total Compensation and Professional Fees	**456,644**	**100%**	**21%**
Consumer Marketing			
5042 Retailer/Distributor Ads	84,239	14%	
5043 Coupon Redemption	115,765	19%	
6026 Marketing and PR Samples	61,116	10%	
6100 Marketing Events	4,474	1%	
6101 Marketing Collateral Materials	37,974	6%	
6102 Digital Marketing & Social Media	39,461	7%	
6103 Design and Branding (1099)	5,901	1%	
6104 Branded Materials	5,077	1%	
6105 Sampling Programs	20,810	3%	
6106 Market Research	5,747	1%	
6107 PR Agency Fee	900	0%	
6109 Influencer Marketing	9,135	2%	
6110 Marketing Consultant (1099)	0	0%	
6111 Food Service Marketing	17,662	3%	
6290 Advertising & PR buys	32,697	5%	
6295 Sponsorships	153,700	26%	
Total Consumer Marketing	**594,657**	**100%**	**27%**
Selling Expense			
6027 Online Selling and Fulfillment fees	22	0%	
6028 Merchandising Costs	19,222	2%	
6050 Merchant Service Fees	199	0%	
6051 QuickBooks Payments Fees	43	0%	
6052 Shopify Fees	1,465	0%	

6053 Paypal / Stripe Fees	457	0%	
Total 6050 Merchant Service Fees	2,165	0%	
6080 Trade Shows	21,458	2%	
6090 Sales Samples	0	0%	
6201 Storage and Warehouse Fees	18,134	2%	
6202 Fulfillment	189,712	19%	
6203 Freight Out	394,943	39%	
6205 Feight Out - Samples	0	0%	
6210 Demo Cost (1099)	3,995	0%	
6211 Demo and Merchandising - Supplies and travel	4,096	0%	
6351 Sales Consultant	97,500	10%	
6400 Sales Bonus	94,651	9%	
6685 Broker Fees & Commissions	152,447	15%	
6697 Whitebox Fees	6,488	1%	
6699 Amazon Fees	6,608	1%	
Total Selling Expense	1,011,440	100%	46%
Travel & Enertainment			
6200 Meals & Entertainment	880	4%	
6773 Travel	19,784	96%	0%
Total Travel & Enertainment	20,664	100%	
Total Expenses	2,202,964		
Net Operating Income	-1,896,942		
Net Operating Income as a % of Income	-59%		
Ratio Income to Total Expenses	1.45x		
Ratio Total Income to Total Expenses	1.02x		
Ratio Gross Profit to Total Expenses	0.14x		
Other Income			
4715 Other Income	31,294		
4716 PPP Loan	-21,861		
4725 Interest Income	316		
Total Other Income	9,749		
Other Expenses			
6702 Financing Expense	8,375		
7000 Depreciation	1,067		
8000 Interest Expense	11,041		
8100 Historical Expense	88,500		
8500 Other Expenses	261		
Total Other Expenses	109,244		
Net Other Income	-99,495		
Net Income	-1,996,437		
Net Income % of Net Operating Income	105%		

True Made Foods
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 TD Bank - Expense Account	-3,761.29
1001 TD Bank - Operating Account	55,484.07
1002 TD Bank - Small Business MMKT	68,223.51
1010 True Foods Paypal	422.13
1105 Shopify Clearing Account	0.00
1110 Bill.com Money Out Clearing	0.00
Total Bank Accounts	$ 120,368.42
Accounts Receivable	
1200 Accounts Receivable	122,930.27
Total Accounts Receivable	$ 122,930.27
Other Current Assets	
1099 Undeposited Funds	952.52
1100 PO Clearing Account	18,408.75
1280 Allowance for Bad Debts	0.00
1300 Prepayments	9,561.95
1301 Security Deposit	9,950.00
1310 Loan to Shareholder	0.00
1320 Advances to Owners	0.00
1330 Stripe Holding	0.00
1335 Transactions in Dispute - Won	-3,726.37
1400 True Made Inventory	824,439.44
1404 Raw Materials	93,886.76
1405 Packaging	112,656.89
1450 Inventory Reserve	0.00
1460 Inventory in Dispute	287,598.32
4717 Reimbursable Vendor Payments	0.00
Uncategorized Asset	0.00
Total Other Current Assets	$ 1,353,728.26
Total Current Assets	$ 1,597,026.95
Fixed Assets	
1520 Computer & Office Equipment	11,615.00
1521 Less-Accumulated Depreciation Computer & Office Equipment	-9,571.00
1530 Furniture & Fixtures	0.00
1531 Less-Accumulated Depreciation Furniture & Fixtures	0.00
1570 Equipment Program	0.00
Total Fixed Assets	$ 2,044.00
TOTAL ASSETS	$ 1,599,070.95
LIABILITIES AND EQUITY	
Liabilities	

Current Liabilities		
Accounts Payable		
2000 Accounts Payable		213,413.36
2002 Accounts Payable - PIM		678,488.52
Total Accounts Payable	$	891,901.88
Credit Cards		
1500 American Express Card		27,651.31
Total Credit Cards	$	27,651.31
Other Current Liabilities		
2001 Goods Received Not Invoiced Account		12,483.20
2300 New York State Disability Insurance Payable		117.00
2600 Advances From Customers		0.00
2605 Unearned Revenue		0.00
2660 Accrued Interest Payable		0.00
2670 Accrued Liabilities		0.00
2680 Buyout Liability		0.00
2910 Convertible Note Payable		0.00
2915 Payroll Liabilities		0.00
Sales Tax Agency Payable		0.00
2005 Sales Tax Payable		0.00
2010 Z-Vendor Payable		0.00
Total Sales Tax Agency Payable	$	0.00
Total Other Current Liabilities	$	12,600.20
Total Current Liabilities	$	932,153.39
Long-Term Liabilities		
2905 AMEX LOAN		3,143.90
2920 SBA - EIDLS Loan		158,795.80
Total Long-Term Liabilities	$	161,939.70
Total Liabilities	$	1,094,093.09
Equity		
3110 Owner's Capital Owner's Investment		-60,160.86
3300 Common Stock		185.00
3400 Series A Preferred		2,249,387.84
3401 Cost of Series A Preferred		-99,564.50
3500 APIC		6,691,323.35
Opening Bal Equity		0.00
Retained Earnings		-6,375,182.15
Net Income		-1,901,010.82
Total Equity	$	504,977.86
TOTAL LIABILITIES AND EQUITY	$	1,599,070.95

True Made Foods
Profit and Loss
January - December 2021

	Total	% Sub Cat	% Cat
Income (Total Sales)	3,191,762		
4000 Sales	3,131,038		
4005 Online Sales	62,124		
4090 Refunds & Returns	-1,399		
Trade Spend			
4101 Sales Discount - Off Invoice Promos	-223,556	24%	
4105 Promotional Allowance	-157,031	17%	
4106 Scans	-231,040	25%	
4107 Shortage	-8,547	1%	
4108 Spoils Allowance	-22,095	2%	
4109 Early Payment Discount	-48,989	5%	
4110 Other Sales Allowance	-654	0%	
4111 Customer Programs	-17,609	2%	
4112 Admin/ Processing Fees	-21,515	2%	
4113 Discontinued products	-1,901	0%	
4114 Slotting & Freefill	-186,728	20%	
4200 Transactions In Dispute	-18,610	2%	
4201 Unallocated MCB	-3,317	0%	
Total Trade Spend	-941,592	100%	
Total Income	2,250,171		
Total Income as a % of Income	70%		
Tradespend as a % of Income	30%		
Tradespend w/out Slotting & Freefill as a % of Income	24%		
Cost of Goods Sold			
5000 Cost of Goods Sold - Product	1,904,488		
5025 Damaged Goods & Obsolete Inventory*	11,132		
5026 Inventory Adjustment*	28,528		
Total Cost of Goods Sold	1,944,148		
Gross Profit	306,022		
Gross Margin	14%		
Gross Margin w/o Inventory Adjustments & Damaged Goods	15%		
Expenses			
Administrative Expenses			
4712 Printing Services	4,049	3%	
6025 Software Expense	44,351	37%	
6040 Bank Service Charges	1,106	1%	
6096 Certifications	14,321	12%	
6140 Business License & Fees	7,562	6%	
6155 Dues & Subscriptions	31,330	26%	
6160 Education & Training	0	0%	
6170 Charitable Contributions	0	0%	

6240 Postage & Delivery	593	0%	
6315 Research & Development	18,311	15%	
6365 Insurance	10,642	9%	
6520 Office Expense	750	1%	
6610 Rent	9,666	8%	
6900 Bad Debt	-23,123	-19%	
7200 Miscellaneous Expense	0	0%	
Total Administrative Expenses	**119,558**	100%	5%
Compensation and Professional Fees			
Payroll			
6680 Salaries & Wages	246,519	83%	
6681 Employee Benefits	8,719	3%	
6682 Contract Labor	18,377	6%	
6720 Tax Expense	21,442	7%	
6722 Worker's Comp Insurance	879	0%	
6740 Payroll Fees	1,081	0%	
Total Payroll	297,017	100%	13%
Professional Fees			
6325 Legal Expense	84,737	19%	
6352 Operations Consultant (1009)	2,741	1%	
6353 Finance & Accounting	49,450	11%	
6354 Other Professional services	22,700	5%	
Total Professional Fees	159,627	35%	7%
Total Compensation and Professional Fees	**456,644**	100%	21%
Consumer Marketing			
5042 Retailer/Distributor Ads	84,239	14%	
5043 Coupon Redemption	115,765	19%	
6026 Marketing and PR Samples	61,116	10%	
6100 Marketing Events	4,474	1%	
6101 Marketing Collateral Materials	37,974	6%	
6102 Digital Marketing & Social Media	39,461	7%	
6103 Design and Branding (1099)	5,901	1%	
6104 Branded Materials	5,077	1%	
6105 Sampling Programs	20,810	3%	
6106 Market Research	5,747	1%	
6107 PR Agency Fee	900	0%	
6109 Influencer Marketing	9,135	2%	
6110 Marketing Consultant (1099)	0	0%	
6111 Food Service Marketing	17,662	3%	
6290 Advertising & PR buys	32,697	5%	
6295 Sponsorships	153,700	26%	
Total Consumer Marketing	**594,657**	100%	27%
Selling Expense			
6027 Online Selling and Fulfillment fees	22	0%	
6028 Merchandising Costs	19,222	2%	
6050 Merchant Service Fees	199	0%	
6051 QuickBooks Payments Fees	43	0%	
6052 Shopify Fees	1,465	0%	

6053 Paypal / Stripe Fees	457	0%	
Total 6050 Merchant Service Fees	2,165	0%	
6080 Trade Shows	21,458	2%	
6090 Sales Samples	0	0%	
6201 Storage and Warehouse Fees	18,134	2%	
6202 Fulfillment	189,712	19%	
6203 Freight Out	394,943	39%	
6205 Feight Out - Samples	0	0%	
6210 Demo Cost (1099)	3,995	0%	
6211 Demo and Merchandising - Supplies and travel	4,096	0%	
6351 Sales Consultant	97,500	10%	
6400 Sales Bonus	94,651	9%	
6685 Broker Fees & Commissions	152,447	15%	
6697 Whitebox Fees	6,488	1%	
6699 Amazon Fees	6,608	1%	
Total Selling Expense	1,011,440	100%	46%
Travel & Enertainment			
6200 Meals & Entertainment	880	4%	
6773 Travel	19,784	96%	0%
Total Travel & Enertainment	20,664	100%	
Total Expenses	2,202,964		
Net Operating Income	-1,896,942		
Net Operating Income as a % of Income	-59%		
Ratio Income to Total Expenses	1.45x		
Ratio Total Income to Total Expenses	1.02x		
Ratio Gross Profit to Total Expenses	0.14x		
Other Income			
4715 Other Income	31,294		
4716 PPP Loan	-21,861		
4725 Interest Income	316		
Total Other Income	9,749		
Other Expenses			
6702 Financing Expense	8,375		
7000 Depreciation	1,067		
8000 Interest Expense	11,041		
8100 Historical Expense	88,500		
8500 Other Expenses	261		
Total Other Expenses	109,244		
Net Other Income	-99,495		
Net Income	-1,996,437		
Net Income % of Net Operating Income	105%		

True Made Foods
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 TD Bank - Expense Account	-3,761.29
1001 TD Bank - Operating Account	55,484.07
1002 TD Bank - Small Business MMKT	68,223.51
1010 True Foods Paypal	422.13
1105 Shopify Clearing Account	0.00
1110 Bill.com Money Out Clearing	0.00
Total Bank Accounts	$ 120,368.42
Accounts Receivable	
1200 Accounts Receivable	122,930.27
Total Accounts Receivable	$ 122,930.27
Other Current Assets	
1099 Undeposited Funds	952.52
1100 PO Clearing Account	18,408.75
1280 Allowance for Bad Debts	0.00
1300 Prepayments	9,561.95
1301 Security Deposit	9,950.00
1310 Loan to Shareholder	0.00
1320 Advances to Owners	0.00
1330 Stripe Holding	0.00
1335 Transactions in Dispute - Won	-3,726.37
1400 True Made Inventory	824,439.44
1404 Raw Materials	93,886.76
1405 Packaging	112,656.89
1450 Inventory Reserve	0.00
1460 Inventory in Dispute	287,598.32
4717 Reimbursable Vendor Payments	0.00
Uncategorized Asset	0.00
Total Other Current Assets	$ 1,353,728.26
Total Current Assets	$ 1,597,026.95
Fixed Assets	
1520 Computer & Office Equipment	11,615.00
1521 Less-Accumulated Depreciation Computer & Office Equipment	-9,571.00
1530 Furniture & Fixtures	0.00
1531 Less-Accumulated Depreciation Furniture & Fixtures	0.00
1570 Equipment Program	0.00
Total Fixed Assets	$ 2,044.00
TOTAL ASSETS	$ 1,599,070.95
LIABILITIES AND EQUITY	
Liabilities	

Current Liabilities

Accounts Payable

2000 Accounts Payable		213,413.36
2002 Accounts Payable - PIM		678,488.52
Total Accounts Payable	$	891,901.88

Credit Cards

1500 American Express Card		27,651.31
Total Credit Cards	$	27,651.31

Other Current Liabilities

2001 Goods Received Not Invoiced Account		12,483.20
2300 New York State Disability Insurance Payable		117.00
2600 Advances From Customers		0.00
2605 Unearned Revenue		0.00
2660 Accrued Interest Payable		0.00
2670 Accrued Liabilities		0.00
2680 Buyout Liability		0.00
2910 Convertible Note Payable		0.00
2915 Payroll Liabilities		0.00
Sales Tax Agency Payable		0.00
2005 Sales Tax Payable		0.00
2010 Z-Vendor Payable		0.00
Total Sales Tax Agency Payable	$	0.00
Total Other Current Liabilities	$	12,600.20
Total Current Liabilities	$	932,153.39

Long-Term Liabilities

2905 AMEX LOAN		3,143.90
2920 SBA - EIDLS Loan		158,795.80
Total Long-Term Liabilities	$	161,939.70
Total Liabilities	$	1,094,093.09

Equity

3110 Owner's Capital Owner's Investment		-60,160.86
3300 Common Stock		185.00
3400 Series A Preferred		2,249,387.84
3401 Cost of Series A Preferred		-99,564.50
3500 APIC		6,691,323.35
Opening Bal Equity		0.00
Retained Earnings		-6,375,182.15
Net Income		-1,901,010.82
Total Equity	$	504,977.86
TOTAL LIABILITIES AND EQUITY	$	1,599,070.95